

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2025

Lisa Meyer
Chief Financial Officer, Treasurer & Secretary
NewLake Capital Partners, Inc.
50 Locust Ave
First Floor
New Canaan, CT 06840

       Re: NewLake Capital Partners, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            File No. 000-56327

Dear Lisa Meyer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction